UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

Unit 1214, ONE BKC, G Block

Bandra Kurla Complex

Bandra East

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed in the Current Report on Form 6-K filed by Lytus Technologies Holdings PTV. Ltd. (the “Company”) with the U.S. Securities and Exchange Commission on February 4, 2025, the Company and YA II PN, LTD., a Cayman Islands exempt limited company (the “Investor”), entered into a Standby Equity Purchase Agreement (the “SEPA”). Pursuant to the SEPA, the Investor shall advance to the Company the principal amount of $6,000,000 (the “Pre-Paid Advance”), which shall be evidenced by convertible promissory notes in two tranches (the “Notes”). The first tranche of the Pre-Paid Advance was in a principal amount of $5,000,000 and was advanced on February 3, 2025. The second tranche of the Pre-Paid Advance shall be in a principal amount of $1,000,000 and shall be advanced on the second trading day after the registration statement becomes effective.

On March 12, 2025, the second tranche of the Pre-Paid Advance was advanced to the Company. In addition, as set forth in the Notes,  the Floor Price, as defined in the Notes, may be reduced to any amounts set forth in a written notice to the Investor. On March 14, 2025, the Company delivered written notice to the Investor that the Floor Price was reduced to $0.05. As set forth in the Notes, such reduction is irrevocable and is not subject to increase thereafter.

The promissory note evidencing the second tranche of the Pre-Paid Advance is filed as Exhibit 10.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
10.1	Convertible Promissory Note, dated March 12, 2025, between the Company and YA II PN, LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2025

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
	Name:	Dharmesh Pandya
	Title:	Chief Executive Officer